EXHIBIT 99.3

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS CURRENT REPORT ON FORM 6-K. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.


OVERVIEW

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our M-Drive products and the mobile handset market with our M-DOC products. We also sell flash data storage products targeted at the embedded systems market, including our M-Module and M-SSD products.

BELOW ARE SOME OF THE HIGHLIGHTS AND TRENDS AFFECTING OUR BUSINESS SINCE THE BEGINNING OF 2005:

Revenue Growth - Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In 2004, our revenues grew by 220% in comparison to 2003, and our revenues in 2005 grew by 48% in comparison to 2004. In particular, our sales to the USB flash drive market grew by 40%, from $297.2 million in 2004 to $415.4 million in 2005, and our sales to the mobile handset and portable devices market grew by 100% from $69.8 million in 2004 to $139.8 million in 2005.

Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our M-Drive and M-DOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand. The average selling prices per megabyte for our products have declined in recent years. However, the average selling prices per unit for our M-Drive and M-DOC decreased at a significantly lower rate than the average selling prices per megabyte, as a result of consumers purchasing products with higher density storage.

This revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. To support our revenue growth, we have expanded our work force from approximately 352 employees at January 1, 2004 to approximately 822 employees at December 31, 2005.

Seasonality - In 2005, we experienced stronger demand for our M-DOC products in the second half of the fiscal year, and for our M-Drive products in the fourth quarter, in each case due to end-of-year holiday demand. We expect, however, that demand in the first half of 2006 will be weaker, due in part to the strong sales during the 2005 holiday season, which will adversely affect our product sales and profitability in the first half of 2006. We anticipate that we will experience seasonal declines in our sales in the first half of future fiscal years when compared to the fourth quarter of the preceding year.

Acquisition of Microelectronica Espanola - On November 14, 2005, we acquired all the outstanding shares of Microelectronica Espanola S.A.U. ("MEE"), a European SIM card vendor. The purchase price for the shares of MEE (net of working capital of $34.5 million) was $40.5 million. We acquired MEE in order to gain a strategic foothold in the SIM card market and realize the synergies achievable by combining MEE's technology, customer relationships and established reputation with our products and expertise in storage solutions to accelerate the development and commercialization of our MegaSIM product. Through the acquisition, we obtained the technology, know-how and manufacturing capabilities to manufacture SIM cards which, combined with MEE's strong customer relationships with some of the leading mobile network operators in Europe and Latin America and its recognized status as a secure, approved manufacturer and supplier of SIM cards, will facilitate the adoption of our MegaSIM product by mobile network operators.

In connection with the acquisition, we wrote-off $2.5 million of acquired in-process research and development during the fourth quarter of 2005. In addition, we acquired intangible assets valued at $11.0 million, which will be amortized on a straight-line basis over their estimated useful lives of 5-10 years. We expect to record $1.1 million (net of the related tax liability) in amortization expenses during 2006 relating to the acquisition. As part of the acquisition, we also recorded goodwill of $27.4 million.

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
Strategic Relationship with Hynix

         In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. The principal terms of the agreements are:

      o our purchase of approximately $100 million of equipment to be placed at Hynix's manufacturing facility, in return for guaranteed capacity and favorable purchasing terms from Hynix;

      o the joint development of an embedded flash drive for the mobile handset market;

      o the receipt by us of credits of up to $100 million in the aggregate (the purchase price for the purchased equipment) on products that we purchase from Hynix over the six year term of the agreement, subject to certain conditions; and

      o Hynix's commitment to purchase the equipment from us upon termination or expiration of the agreement for a purchase price equal to the un-credited portion of the equipment purchase price, subject to certain conditions.

The purchased equipment will be operated and maintained by Hynix and our receipt of credits and any other rights under the agreement are not affected by Hynix's utilization of the equipment. We do not have any purchase commitments under the agreement; however, if we fail to purchase a minimum agreed-upon amount of products, we may relinquish a portion of the proportional credit arising out of the amount paid for the equipment.

We have recognized the amount invested in the equipment as deferred purchase credits, which will be amortized over the six year term of the agreement on the straight line method, as an addition to the future cost of the products we purchase from Hynix, subject to certain conditions.

As of December 31, 2005, we had completed the purchase and placement in Hynix's facilities of $71.5 million in equipment under the terms of our agreement, which was recognized as deferred purchase credits. We have substantially completed our equipment obligations under the agreement during the first quarter of 2006. We expect to begin to receive credits on products we purchase from Hynix commencing in the first half of 2006.

U3 - In December 2004, we and SanDisk Corporation ("SanDisk") formed U3 LLC ("U3") to develop a unified standard for the development of software applications for USB flash drives. U3 provides software developers a unified standard applications platform that enables software developers to create standardized applications that will be recognized and interoperable with all U3 enabled USB flash drives. During 2005, we recorded $3.1 million equity in losses of an affiliate representing our share in the losses incurred by U3, which commenced operations at the beginning of 2005. In 2005, we introduced our M-Drive U3 Smart Drive, the first USB flash drive with a standardized applications platform, based on the standard developed by U3. We commenced sales of U3 Smart Drives in the third quarter of 2005, and expect U3 Smart Drives to represent an increasing portion of our USB flash drive sales.

Termination of Samsung Agreement - We recently terminated our strategic agreement with Samsung, which was to have been effective until December 31, 2007. As a result of this termination, we will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to our patents, effective from the termination date. Consequently, we will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices.

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
THE FOLLOWING IS A BRIEF DESCRIPTION OF CERTAIN OF THE LINE ITEMS INCLUDED IN OUR FINANCIAL STATEMENTS AS WELL AS TREND INFORMATION REGARDING THOSE LINE
ITEMS:

Revenues - We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our M-Drive, M-DOC, M-Module and M-SSD products, and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our M-Drive products, the mobile handset and portable devices market, into which we sell our M-DOC products, and the embedded systems market, into which we sell our M-Module and M-SSD products. For the year ended December 31, 2005, we derived approximately 68% of our revenues from the USB flash drive market, approximately 23% of our revenues from the mobile handset and portable devices market and approximately 9% of our revenues from the embedded systems market.

Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2004 and 2005, our top 10 customers accounted for 64% and 62% of our revenues, respectively. In 2005, each of two customers accounted for greater than 10% of our total revenues (or 26% in the aggregate). We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for the next several years.

In 2005, Asia accounted for 42% of our revenues, the United States accounted for 36% of our revenues, and Europe and Israel accounted for 17% of our revenues and other regions accounted for 5% of our revenues. We expect to continue to generate a significant portion of our revenues from the United States, the largest market for our M-Drive products. We also expect to continue to generate a significant portion of our revenues from Asia, since many of our M-DOC customers are handset manufacturers located in Asia, and a significant portion of the sales of the Venture are to Toshiba in Japan.

Cost of Goods Sold - Our cost of goods sold consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of goods sold. Our cost of goods sold as a percentage of revenues is impacted by a number of factors, including the following factors:

     o Cost of flash components. In the event that our cost for flash components increases, we may be unable to pass these cost increases on to our customers, and consequently our cost of goods sold as a percentage of revenues could rise and our profitability could be adversely affected. Conversely, if the market price for flash components decreases, we may be required to write down the value of our existing inventory, thereby increasing our cost of goods sold as a percentage of revenues.

     o Access to lower cost flash components. We strive to have the technological ability and commercial access to use in our products lower cost flash components based on more advanced technology, such as multi-level cell (MLC) flash technology. The higher the portion that such lower cost flash components represent of our total flash components usage, the lower our cost of goods sold as a percentage of revenues.

     o Efficient inventory management. The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and M-DOC at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with excess inventory, we might be required to write down the value of the inventory as flash component prices drop, causing our cost of goods sold as a percentage of revenues to increase.

     o Product pricing environment. Our M-Drive and M-DOC products are designed for consumer electronics applications. The consumer market is intensely competitive and is price-sensitive. Softening demand for our products targeted at these markets or aggressive pricing strategies of our competitors may cause market prices to decrease. To the extent that market prices in these consumer electronics markets decrease rapidly, we may be forced to lower our selling prices at a faster rate than the decrease in the cost of flash components that we purchase, which could cause our cost of goods sold as a percentage of revenues to rise and our profitability to be adversely affected.

     o Product mix. Each of our products has different associated gross margins, which varies quarterly based on market dynamics, competition, our average selling prices and our cost of materials. Our product mix varies quarterly, which affects our overall gross margins and profitability. Therefore, when the percentage of our revenues derived from lower margin products increases in any given period, our cost of goods sold as a percentage of revenues will increase for that period. Currently, sales of our M-Drive products to the USB flash drive market carry lower gross margins than our other products. Consequently, an increase in the percentage of revenues from sales of M-Drive could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

     o Supply mix. During 2005, we purchased flash components from various suppliers. Each of our agreements with these suppliers has different capacity commitments and pricing terms. The capacity to which we are entitled under each agreement is generally fixed within any given period. Subject to our contractual purchase commitments, we strive to optimize our purchases from our suppliers by first purchasing components from the supplier that offers us the best relative pricing terms, until we exhaust the quantity available to us from that supplier at those terms, and then purchasing from the supplier that offers us the next best pricing terms. As a result, incremental increases in sales in a given period will generally be sourced from a supplier that offers us less attractive pricing terms than our average pricing terms for sales previously made during that period, thereby increasing our cost of good sold as percentage of revenues. We recently terminated our agreement with Samsung, resulting in our relinquishing our rights to committed capacity and favorable pricing terms from Samsung. To the extent we are required to source flash components from alternate sources at higher relative prices, our costs of goods sold as a percentage of revenues will increase, which would negatively affect our profitability.

     o Percentage of revenues derived from license fees and royalties. Given that revenues from licensing our technology have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties than to changes in product sales. A decline in the percentage of revenues generated from licenses during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability. For example, in light of our recent decision to terminate our agreement with Samsung, we will no longer be entitled to receive license fees from Samsung under this agreement, which could negatively affect our profitability.

Research and Development Expenses, Net - Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, The Information Society Technology Fund, or IST, and The Britech Foundation Limited, or Britech. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2005, as a result of the growth in our revenues and the expected growth potential for both our existing products and products and technologies in development, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and product lines to address existing and potential markets, including our new M-SIM MegaSIM product targeted at the mobile handset market.

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
Selling and Marketing Expenses - Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale and marketing of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2005, as a result of the growth in our revenues and the expected growth potential for the M-Drive, M-DOC and M-SIM MegaSIM products, we expanded our selling and marketing activities and invested in broadening our sales channels to target additional geographic and end markets. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

General and Administrative Expenses - General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs in response to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net - Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the translation of monetary balance sheet items denominated in non-dollar currencies, net of interest paid on our convertible senior notes.

Equity in Losses of an Affiliate - We and SanDisk formed U3, a joint venture 50% owned by each of us. Equity in losses of an affiliate represents our share in the losses incurred by U3, which commenced operations in the beginning of 2005.

Minority Interest - In the USB flash drive market, we and Toshiba entered into a venture (the "Venture") designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. The Venture is a variable interest entity and under the relevant guidelines of Financial Accounting Standards Board Interpretation No. 46R, "Accounting for Variable Interest Entities" ("FIN 46R") we are considered the primary beneficiary and therefore consolidate the results of the Venture into our financial statements. Minority interest represents Toshiba's proportional interest in the net earnings of the Venture.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

                                                                  YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            2003           2004          2005
                                                           ------         ------        ------

Revenues.................................................  100.0%         100.0%          100%
   Costs and expenses:
   Cost of goods
   sold..................................................   71.6%          72.8%         75.2%
   Research and development, net.........................   11.4%           6.0%          6.0%
   Selling and
   marketing.............................................   14.9%           7.5%          5.4%
   General and
   administrative........................................    3.7%           1.6%          2.0%
   In-process research and development write-off.........       -              -          0.4%
                                                           ------         ------        ------
Total costs and expenses.................................  101.6%          87.9%         89.0%
                                                           ------         ------        ------
Operating income (loss)..................................  (1.6%)          12.1%         11.0%
Financial income, net....................................    2.1%           1.0%          1.4%
Other income, net........................................    0.1%             *)          1.0%
                                                           ------         ------        ------
Income before taxes on income............................    0.6%          13.1%         13.4%
                                                           ------         ------        ------
Taxes on income..........................................       -              -            *)
                                                           ------         ------        ------
Income after taxes on income.............................    0.6%          13.1%         13.4%
                                                           ------         ------        ------
Equity losses of an affiliate ...........................       -              -        (0.5%)
Minority interest in losses (earnings) of subsidiaries...    0.1%         (7.3%)        (4.3%)
Net income...............................................    0.7%           5.8%          8.6%


*) Represents a percentage lower than 1%.


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
The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

                                                                       YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 2003           2004           2005
                                                                 ----           ----           ----
                                                               $130,054       $416,560       $614,983
                                                               ========       ========       ========
Revenues:
   USB flash drive
   market...............................................        $79,358       $297,227       $415,380
   Mobile handset and portable devices
   market.......................                                 17,356         69,772        139,802
   Embedded systems
   market...............................................         30,727         46,698         58,147
   Other................................................          2,613          2,863          1,654
                                                               --------       --------       --------
Total...................................................       $130,054       $416,560       $614,983
                                                               ========       ========       ========


YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenues - Revenues for the year ended December 31, 2005 increased by $198.4 million, or 48%, to $615.0 million from $416.6 million for the year ended December 31, 2004. Revenues derived from the USB flash drive market increased by $118.2 million, or 40%, to $415.4 million, revenues derived from the mobile handset and portable devices market increased by $70.0 million, or 100%, to $139.8 million and revenues derived from the embedded systems market increased by $11.4 million, or 25%, to $58.1 million. In November 2005, we entered the SIM card market through the acquisition of MEE. Revenues derived from the SIM card market for 2005 were $5.2 million. Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our M-Drive and M-DOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand.

Cost of Goods Sold - Our cost of goods sold for the year ended December 31, 2005 increased by $158.9 million to $462.2 million, an increase of 52% from cost of goods sold of $303.3 million for the year ended December 31, 2004. Our costs of goods sold as a percentage of total revenues increased from 72.8% for the year ended December 31, 2004 to 75.2% for the year ended December 31, 2005, due to pricing pressures resulting from increasing competition, and as a result of a decrease in the gross margins of the Venture.

Research and Development Expenses, Net - In the last year, we have shifted resources to research and development activities from selling and marketing activities in an effort to increase our investment in the technology that we believe will fuel our future growth. Our gross research and development expenses for the year ended December 31, 2005 increased by $12.9 million to $38.0 million, an increase of 51.5% from gross research and development expenses of $25.1 million for the year ended December 31, 2004. Our net research and development expenses for the year ended December 31, 2005 increased by $12.6 million to $37.5 million, an increase of 51% from net research and development expenses of $24.8 million for the year ended December 31, 2004. As a percentage of revenues, our net research and development expenses remained unchanged. During the year ended December 31, 2005, we recognized $331,000 and $188,000 of research and development grants from Britech and IST, respectively, compared to $111,000 and $128,000 of research and development grants we recognized from IST and OCS, respectively, during the year ended December 31, 2004. The increase in our gross research and development expenses is attributable to an increase in our investments in the development of new products and the enhancement of existing products.

Selling and Marketing Expenses - Selling and marketing expenses for the year ended December 31, 2005 increased by $2.4 million, or 9.0%, to $33.5 million from $31.1 million for the year ended December 31, 2004. The modest increase was the result of our decision to shift resources from selling and marketing activities to increase our investment in research and development activities. In addition, our principal marketing activities in the USB flash drive market were primarily pursued through an affiliate (U3), which we include as equity in losses of an affiliate. Our selling and marketing expenses are only partially affected by an increase in our product sales, due to the fact that the direct expenses related to actual sales are limited. As a percentage of revenues, our selling and marketing expenses decreased to 5.4% for the year ended December 31, 2005 from 7.5% for the year ended December 31, 2004.

General and Administrative Expenses - General and administrative expenses for the year ended December 31, 2005 increased by $5.2 million, or 76%, to $12.1 million from $6.9 million for the year ended December 31, 2004. This increase is attributable mainly to expanding our operations in order to support our substantial growth in 2005, principally increases in personnel, legal and accounting expenses as well as one time expenses associated with an intellectual property litigation matter. As a percentage of revenues, our general and administrative expenses increased to 2.0% for the year ended December 31, 2005 from 1.6% for the year ended December 31, 2004.

In Process R&D Write-off - In 2005, we realized a one-time charge of $2.5 million due to a write-off of in-process research and development in connection with our acquisition of MEE.

Financial Income, Net - Financial income, net for the year ended December 31, 2005 increased by $4.8 million to $8.7 million from $3.9 million for the year ended December 31, 2004 due primarily to our increased cash balance during 2005, as a result of the proceeds raised from our $75 million convertible senior notes offering in March 2005, as well as in an increase in market interest rates. Financial income, net in 2005 also includes a one-time gain of $1.4 million recognized from the expiration of an option granted to the initial purchasers of the convertible senior notes.

Other Income - In 2005, we realized a gain from the sale of our shares of Saifun Semiconductors Ltd., an Israeli company, in the amount of $5.4 million and a gain from the sale of a portion of our shares of a Taiwanese company in the amount of $841,000.

Equity in Losses of an Affiliate - Equity in losses of an affiliate represent our share in the losses incurred by U3. The equity in losses of an affiliate for the period ended December 31, 2005 was $3.1 million.

Minority Interest - Minority interest in earnings of consolidated subsidiary was $26.2 million in 2005 compared to $30.4 million in 2004. Minority interest in the earnings of our consolidated subsidiary represents the proportional share of Toshiba in the earnings of the Venture, a variable interest entity consolidated in accordance with FIN 46R.

Income Taxes - Income taxes in 2005 amounted to $156,000, which consisted of $396,000 of current income taxes offset by $240,000 of deferred tax income. Income taxes in 2005 are mainly attributable to MEE, which we acquired in November 2005. Due to our utilization of net operating loss carryforwards and to our not being liable for taxes on the share of the Venture's earnings attributable to Toshiba, as well as various tax reduction programs established by the Israeli government to encourage investment in Israel, we did not incur any income tax expenses in Israel in 2005.

Net Income - For the year ended December 31, 2005, we recognized net income of $52.6 million, representing 8.6% of total revenues, compared to a net income of $24.2 million for the year ended December 31, 2004, representing 5.8% of total revenues due to the reasons stated above.


YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Revenues - Revenues for the year ended December 31, 2004 increased by $286.5 million, or 220%, to $416.6 million from $130.1 million for the year ended December 31, 2003. Revenues derived from the USB flash drive market increased by $217.9 million, or 275%, to $297.2 million, revenues derived from the mobile handset and portable devices market increased by $52.4 million, or 302%, to $69.8 million, and revenues derived from the embedded systems market increased by $16.0 million, or 52%, to $46.7 million. Sales to the USB flash drive market in 2004 include sales made by the Venture to Toshiba.

Cost of Goods Sold. - Our cost of goods sold for the year ended December 31, 2004 increased by $210.2 million to $303.3 million, an increase of 226% from cost of goods sold of $93.1 million for the year ended December 31, 2003. Our cost of goods sold as a percentage of total revenues increased from 71.6% for the year ended December 31, 2003 to 72.8% for the year ended December 31, 2004, primarily due to competitive pricing pressures.

Research and Development Expenses, Net. - Our gross research and development expenses for the year ended December 31, 2004 increased by $9.7 million to $25.1 million, an increase of 62.9% from gross research and development expenses of

$15.4 million for the year ended December 31, 2003. Our net research and development expenses for the year ended December 31, 2004 increased by $10.1 million to $24.8 million, an increase of 68.8% from net research and development expenses of $14.7 million for the year ended December 31, 2003. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses decreased to 6.0% for the year ended December 31, 2004 from 11.4% for the year ended December 31, 2003. During the year ended December 31, 2004, we recognized $111,000 and $128,000 of research and development grants from IST and OCS, respectively, compared to $84,000, $414,000 and $177,000 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2003.

Selling and Marketing Expenses. - Selling and marketing expenses for the year ended December 31, 2004 increased by $11.7 million, or 60%, to $31.1 million from $19.4 million for the year ended December 31, 2003, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities, including our MegaSIM product. As a percentage of revenues, our selling and marketing expenses decreased to 7.5% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

General and Administrative Expenses. - General and administrative expenses for the year ended December 31, 2004 increased by $2.0 million, or 39.6%, to $6.9 million from $4.9 million for the year ended December 31, 2003. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses decreased to 1.6% for the year ended December 31, 2004 from 3.7% for the year ended December 31, 2003.

Financial Income, Net. - Financial income, net for the year ended December 31, 2004 increased by $1.2 million to $3.9 million from $2.7 million for the year ended December 31, 2003, due primarily to our increased cash balance in 2004 resulting from our secondary equity offering in February 2004.

Minority interest - Minority interest in earnings of a consolidated subsidiary was $30.4 million in 2004 compared to minority interest in losses of a consolidated subsidiary of $0.1 million in 2003. Minority interest in the earnings of the consolidated subsidiary in 2004 represents the proportional share of earnings of the Venture attributable to Toshiba. Minority interest in losses of a consolidated subsidiary in 2003 represents 20.5% of the proportional losses of SmartCaps Ltd., a subsidiary that we established together with the State of Israel, through the OCS.

Income Taxes. - Due to our carryforward of net operating losses as well as various programs established by the Israeli government to encourage investment in Israel, under which we enjoy tax holidays and reduced tax rates in Israel, we did not incur any income tax expenses in 2003 and 2004 on a consolidated basis.

Net Income (Loss). - For the year ended December 31, 2004, we recognized net income of $24.2 million compared to net income of $0.9 million for the year ended December 31, 2003.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

     REVENUE RECOGNITION - We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

     We recognize revenues from product sales in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when the earning process is complete, delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the earlier of sale by distributors or retailers of our products to the end customers or their return right expires. In addition, when introducing a new product, we defer revenues generated by sales of such products until such time as we estimate the acceptance of the product by the end customer to be reasonably certain, since at the time of sale we do not have sufficient experience to estimate the amount of returns for such products.

     We exercise judgment and use estimates in connection with the determination of the amount of product revenues to be recognized in each accounting period.

     ALLOWANCES FOR DOUBTFUL ACCOUNTS - We perform ongoing credit evaluations of our customers' financial condition and we require collateral as we deem necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     INVENTORY VALUATION - Inventories are stated at the lower of cost or market. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory write-downs are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components. Our inventory impairment charges permanently establish a new cost basis and are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Rather these amounts reverse into income only if, as and when the inventory is sold. If our estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established inventory write-down that could be material.

     WARRANTIES - We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

     ACCOUNTING FOR INVESTMENTS - We evaluate whether entities in which we have invested are variable interest entities within the meaning of FIN 46R. If an entity is a variable interest entity, then we determine whether we are the primary beneficiary of that entity by reference to our contractual and business arrangements. Assessment of whether an entity is a variable interest entity for purposes of FIN 46R and the determination of the


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     primary beneficiary of such entity requires judgment and careful analysis of all relevant facts and circumstances, including determining whether other parties are related parties solely for the purposes of FIN 46R.

     With respect to equity investments, we review the degree of control that our investment and other arrangements give us over the entity in which we have invested in order to confirm that these conclusions are correct. Generally, after considering all factors, if we hold equity interests representing less than 20% of the outstanding voting interests of an entity in which we have invested, we use the cost method of accounting. If we hold at least 20% but less than 50% of the outstanding voting interests of an entity in which we have invested, we generally use the equity method of accounting.

     Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline which results in a capital loss. Depending on the amount of any such decline, a capital loss may have a material adverse impact on our financial condition or results of operations. A judgmental aspect of accounting for investments involves determining whether other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if other-than-temporary decline in value of an investment has occurred. As of December 31, 2005, no such decline in value has been indicated.

     DEFERRED TAX ASSET - We provide a valuation allowance against deferred tax assets if it is more likely than not that such an amount will not be realized. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israeli and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. At December 31, 2005, we carried a valuation allowance on our deferred tax assets of $4.7 million based on our expectation that it is more likely than not that our subsidiaries will be able to utilize these losses prior to their expiration.

     ACQUIRED INTANGIBLES AND GOODWILL - Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized but is subject to an annual impairment test based upon its estimated fair value in accordance with SFAS No. 142. We conduct an annual test for impairment of goodwill as of September 30 of each year. The goodwill impairment test compares the carrying value of our reporting units with the fair value at that date. We determine fair value using a discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based upon our current business strategy in light of present industry and economic conditions, as well as future expectations. In assessing the recoverability of our goodwill, we may be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. This process is subjective and requires judgment at many points throughout the analysis. If our estimates or their related assumptions change in subsequent periods, or if actual cash flows are below our estimates, we may be required to record impairment charges for these assets.

     In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period.

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
     Intangible assets arising on acquisition are capitalized and amortized to the income statement over the period during which benefits are expected to accrue. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

     CONTINGENCIES - We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these proceedings, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies is made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.


ROYALTY COMMITMENTS

Under our research and development agreements with Britech, we are required to pay royalties at the rate of 2%-5% of sales of products developed with funds provided by the Britech, up to an amount equal to 150% of the research and development grants related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During 2005, we reached a settlement agreement with the OCS under which we paid a total of $544,000 in respect of grants received from this institution. The SIIRD project which started during 2004 failed, accordingly, the contingent obligation in respect of these institutions ceased to exist

TAXATION

The general Israeli corporate tax rate was reduced in July 2004 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, and starting January 1, 2006, the corporate tax rate was reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower than those rates. All of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law. The primary tax benefits resulting from such status are described below.

During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We have an agreement with the Israeli tax authorities and the investment center as to the percentage of our revenues which are deemed attributable to the facility in Omer.

In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of our Ordinary Shares held by non-Israelis in that remaining period (the more of our Ordinary Shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise, and will


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
end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the period relating to these approved enterprises will expire between 2005 and 2012. The tax benefit periods for these approved enterprises have not yet commenced except for the first program.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the "Amendment") and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the new law.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under these programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. We and our Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2005, in the amount of $ 7.0 million. We expect to utilize these losses to offset income in 2006 and to have taxable income in Israel with an effective tax rate of 0%. As of December 31, 2005, our U.S. subsidiary had net operating loss carryforwards for federal income tax purposes of $10.9 million which expire beginning in the year 2012. It also has net operating loss carryforwards for state tax purposes of $3.3 million which expire beginning in the year 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2005, M-Systems China and M-Systems Japan had net operating loss carryforward of $213,000 and $906,000, respectively, which can be carried forward and offset against taxable income during the years 2006 to 2008.


INFLATION

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the United States and our other markets has not had a material effect on our results of operations.


LIQUIDITY AND CAPITAL RESOURCES

Through December 31, 2005, we have funded our operations primarily through the sales of our Ordinary Shares, the issuance of convertible senior notes by our subsidiary in March 2005, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. Since our initial public offering, we have raised $329.0 million in the aggregate through public offerings and private placements of our Ordinary Shares and convertible senior notes, including a secondary offering of our Ordinary Shares in February 2004, which raised net proceeds of $95.4 million, and an offering of convertible senior notes in March 2005 which provided net proceeds of $72.8 million. Our growth in revenues in 2005 created greater working capital needs. We funded our working capital needs from cash generated from operations due to the growth in profits and positive cash flow that we experienced in 2005. We believe that our cash, cash equivalents, bank deposits, marketable securities and cash generated from operations will be sufficient to fund our anticipated working capital needs for the next twelve months.

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
As of December 31, 2005, our cash, cash equivalents, bank deposits and marketable securities were $186.3 million ($87.4 million of this amount being comprised of long-term marketable securities) compared to $181.0 million as of December 31, 2004. This slight increase is mainly a result of our operating cash flows, our offering of convertible senior notes, which provided net proceeds to us of $72.8 million, less the recent purchase of equipment placed at Hynix and the acquisition of MEE.

We had indebtedness of $71.4 million as of December 31, 2005, arising exclusively from the indebtedness we incurred through our offering of convertible senior notes in March 2005.

Our trade receivables increased to $131.9 million at December 31, 2005 from $61.4 million at December 31, 2004, which increase reflects our increased sales in the fourth quarter of 2005. We expect trade receivables to continue to increase as our sales grow.

Our inventories increased from $59.4 million at December 31, 2004 to $76.3 million at December 31, 2005. The portion of our inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers, decreased from $21.9 million to $21.2 million over this period. In 2005, we managed our inventory to allow us to hold lower levels of inventory than in prior periods, in part due to our decision in the first half of 2005 to reduce our inventory levels in order to reduce our exposure to potential devaluations of on-hand inventory. As a result, notwithstanding the significant increase in our revenues in 2005, we have maintained lower levels of inventory as a percentage of revenues during 2005, in comparison to prior periods. We do not believe that this reduction in inventory levels on a relative basis has had a material effect on our liquidity needs.

As of December 31, 2005, we had an outstanding obligation of $36.2 million due for the purchase of equipment to be placed at Hynix's premises under our agreement with Hynix.


Operating Activities

Net cash provided by operating activities for the year ended December 31, 2005 was $63.6 million as compared to $27.8 million net cash provided by operating activities for the year ended December 31, 2004. The increase in cash provided by operating activities was primarily attributable to our increase in net income to $52.6 million in 2005 from $24.2 million in 2004 and an increase in accounts payable offset in part by an increase in accounts receivable.


Investing Activities

Net cash used in investing for the year ended December 31, 2005 was $94.2 million as compared to $75.9 million for the year ended December 31, 2004. The increase was primarily attributable to our investments in marketable securities, the acquisition of MEE and the investment in equipment related to our agreement with Hynix.


Financing Activities

Net cash provided by financing activities for the year ended December 31, 2005 was $45.8 million as compared to $78.7 million for the year ended December 31, 2004. The decrease was primarily attributable to our issuance in 2005 of convertible senior notes, which provided net proceeds of $72.8 million as compared to the public offering that we completed in 2004, which provided net proceeds of $96.9 million, and a cash distribution to the minority shareholder of the Venture in the amount of $36.0 million in 2005 compared to $23.1 million in 2004.

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures as well as for potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.


                                       13
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For the year ended December 31, 2005, the aggregate amount of our capital expenditures was $10.2 million. These expenditures were principally for the construction of our second facility in Kfar-Saba and for the purchases of computer hardware and software. In addition, during 2005 we purchased $63.8 million of equipment which we placed in Hynix's facilities under the terms of our agreement with Hynix.
































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